UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

30 October 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

30 October 2024

BHP Annual General Meeting 2024 results

The results of the 2024 Annual General Meeting of BHP Group Limited held today in Brisbane, Australia are attached.

All resolutions put to the meeting were decided by poll.

Authorised for release by Stefanie Wilkinson, Group General Counsel and Group Company Secretary.

Contacts

Media	Investor Relations
media.relations@bhp.com	investor.relations@bhp.com

Australia and Asia	Australia and Asia
Josie Brophy	John-Paul Santamaria
+61 417 622 839	+61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa
Gabrielle Notley	James Bell
+61 411 071 715	+44 7961 636 432

Americas	Americas
Renata Fernandez	Monica Nettleton
+56 9 8229 5357	+1 (416) 518-6293

BHP Group Limited
ABN 49 004 028 077
LEI WZE1WSENV6JSZFK0JC28
Registered in Australia
Level 18, 171 Collins Street
Melbourne
Victoria 3000 Australia
Tel: +61 1300 55 4757 Fax: +61 3 9609 3015
BHP Group is headquartered in Australia

bhp.com

BHP Group Limited

Annual General Meeting

Wednesday, 30 October 2024

Results of Meeting

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)					Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy’s Discretion	Total Available	Abstain	For	Against	Abstain*	Carried / Not Carried
2 To elect Don Lindsay as a Director of BHP Group Limited	Ordinary	3,131,310,213 99.28%	9,518,350 0.30%	13,333,807 0.42%	3,154,162,370	4,895,151	3,144,849,447 99.70%	9,581,407 0.30%	4,898,401	Carried
3 To elect Ross McEwan as a Director of BHP Group Limited	Ordinary	3,136,264,125 99.45%	4,019,562 0.13%	13,393,117 0.42%	3,153,676,804	5,380,692	3,149,579,982 99.87%	4,094,873 0.13%	5,384,360	Carried
4 To re-elect Xiaoqun Clever-Steg as a Director of BHP Group Limited	Ordinary	3,117,732,670 98.86%	22,676,841 0.72%	13,347,716 0.42%	3,153,757,227	5,300,006	3,131,296,172 99.28%	22,718,184 0.72%	5,316,575	Carried
5 To re-elect Gary Goldberg as a Director of BHP Group Limited	Ordinary	3,125,753,460 99.26%	10,044,624 0.32%	13,380,503 0.42%	3,149,178,587	9,879,211	3,139,382,998 99.68%	10,065,735 0.32%	9,882,299	Carried
6 To re-elect Michelle Hinchliffe as a Director of BHP Group Limited	Ordinary	3,122,129,560 99.00%	18,347,000 0.58%	13,375,090 0.42%	3,153,851,650	5,206,148	3,135,754,628 99.42%	18,366,632 0.58%	5,210,236	Carried
7 To re-elect Ken MacKenzie as a Director of BHP Group Limited	Ordinary	3,054,189,344 96.87%	85,569,591 2.71%	13,349,492 0.42%	3,153,108,427	5,949,061	3,067,786,100 97.29%	85,592,487 2.71%	5,952,329	Carried
8 To re-elect Christine O’Reilly as a Director of BHP Group Limited	Ordinary	3,114,710,987 98.76%	25,815,144 0.82%	13,344,650 0.42%	3,153,870,781	5,186,601	3,128,298,114 99.18%	25,843,277 0.82%	5,189,689	Carried
9 To re-elect Catherine Tanna as a Director of BHP Group Limited	Ordinary	3,119,262,920 98.90%	21,357,251 0.68%	13,373,721 0.42%	3,153,993,892	5,063,657	3,132,861,285 99.32%	21,403,217 0.68%	5,066,745	Carried
10 To re-elect Dion Weisler as a Director of BHP Group Limited	Ordinary	3,120,346,033 99.10%	15,261,895 0.48%	13,423,195 0.42%	3,149,031,123	10,026,351	3,134,012,321 99.51%	15,287,948 0.49%	10,030,439	Carried
11 Adoption of the Remuneration Report	Ordinary	3,066,100,651 97.44%	67,155,394 2.14%	13,205,550 0.42%	3,146,461,595	12,578,606	3,079,192,938 97.86%	67,371,858 2.14%	12,586,115	Carried
12 Approval of equity grants to the Chief Executive Officer	Ordinary	3,107,035,026 98.53%	33,059,961 1.05%	13,047,041 0.42%	3,153,142,028	5,896,305	3,119,939,736 98.94%	33,455,907 1.06%	5,921,366	Carried
13 Approval of the 2024 Climate Transition Action Plan	Ordinary	2,839,449,680 91.77%	241,545,973 7.80%	13,406,142 0.43%	3,094,401,795	64,645,417	2,852,879,995 92.19%	241,590,417 7.81%	64,795,840	Carried

*	Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: October 30, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary